Exhibit 99.1

Q&K Announces Change to Board of Directors

SHANGHAI, China, April 22, 2021 (GLOBE NEWSWIRE) — Q&K International Group Limited (NASDAQ: QK) (“Q&K” or the “Company”), a leading technology-driven long-term apartment rental platform in China, today announced that Mr. Bing Xiao has resigned as a director of the Company, effective April 22, 2021. Mr. Xiao resigned for personal reasons and has no disagreement with the Company. The Company’s board of directors thank him for his contributions and wishes him all the best in his future endeavors.

About Q&K

Q&K International Group Limited (NASDAQ: QK) is a leading technology-driven long-term apartment rental platform in China. The Company offers young, emerging urban residents conveniently-located, ready-to-move-in, and affordable branded apartments as well as facilitates a variety of value-added services. Q&K leverages advanced IT and mobile technologies to manage rental apartments in various cities in China. Technology is the core of Q&K’s business and is applied to its operational process from apartment sourcing, renovation, and tenant acquisition, to property management. The focus on technology enables Q&K to operate a large, dispersed, and fast-growing portfolio of apartments with high operational efficiency and deliver a superior user experience.

For investor and media inquiries, please contact:

Q&K

E-mail: ir@qk365.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-10-5900-1548

E-mail: rvanguestaine@ChristensenIR.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com